                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           --------------------------

                           EVEREST MEDICAL CORPORATION
                            (Name of subject company)

                       GOLDEN ACQUISITION CORP. (Offeror)
                     GYRUS GROUP PLC (Affiliate of Offeror)
        (Names of Filing Persons (identifying status as offeror, issuer or other person))

                           --------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE;
        SERIES A PREFERRED STOCK; SERIES B 8% CONVERTIBLE PREFERRED STOCK
               SERIES C 6% CONVERTIBLE REDEEMABLE PREFERRED STOCK;
               SERIES D 10% CONVERTIBLE REDEEMABLE PREFERRED STOCK
                        (Title of classes of securities)

                           --------------------------

                                   299806-10-9
                         (CUSIP number of common stock)

                           --------------------------

                                  John Bradshaw
                         Golden Acquisition Corporation
                               c/o Gyrus Group PLC
                                  Fortran Road
                                   St. Mellons
                                     Cardiff
                                     CF3 0LT
                                     England
      (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
               NOTICES AND COMMUNICATIONS ON BEHALF OF OFFERORS)

                           --------------------------

                                 WITH COPIES TO:
                              Gerald J. Kehoe, Esq.
                                Bingham Dana LLP
                               150 Federal Street
                                Boston, MA 02110
                                 (617) 951-8000

                           --------------------------

                            CALCULATION OF FILING FEE
================================================================================
TRANSACTION VALUATION*                             AMOUNT OF FILING FEE*
--------------------------------------------------------------------------------
       N/A                                                 N/A
--------------------------------------------------------------------------------

* As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.
[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
     Amount Previously Paid:    None            Filing Party:     N/A
     Form of Registration No.:  N/A             Date Filed:       N/A
[x] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [x]   third party tender offer subject to Rule 14d-1
     [ ]   issuer tender offer subject to Rule 13e-4
     [ ]   going private transaction subject to Rule 13e-3
     [ ]   amendment to Schedule 13D under Rule 13d-2
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                                              23RD FEBRUARY 2000


                                  PRESS RELEASE

         GYRUS GROUP PLC ANNOUNCES AGREEMENT TO ACQUIRE EVEREST MEDICAL
               CORPORATION AND ASSOCIATED PLACING AND OPEN OFFER

- The Boards of Directors of Gyrus Group PLC ("Gyrus") and Everest Medical Corporation ("Everest") announce today that they have signed a definitive agreement for Gyrus to acquire Everest in a transaction that values Everest (on a fully diluted basis) at approximately $51.6 million (L32.3 million) or $4.85 per share of common stock of Everest (the "Transaction").
     The Transaction is subject, INTER ALIA, to financing and the approval of both companies' shareholders.

- To fund the cost of the Transaction and the associated expenses and to accelerate technology development for the combined companies, Gyrus intends to raise approximately L40 million by way of a placing and open offer of Gyrus shares.

- Everest is a leader in design, development, manufacture and marketing of advanced bipolar radiofrequency ("RF") instrumentation in sectors of the minimal access surgery market currently not addressed by Gyrus. It operates a 105 strong US sales force of independent medical professionals from its headquarters in Minneapolis, Minnesota, a major global centre of medical excellence.

- A combined US and European sales force for Gyrus/Everest branded products provides a strong base for higher margin growth of direct sales in a global market for minimal access surgery products estimated to reach $5 billion by 2001.

- The affinity of Gyrus' and Everest's products, their value-added positioning in the market, the underlying technologies, customer base and geographical distribution are naturally synergistic, with virtually no overlap.

- Both companies have an expertise in developing new market opportunities for their technologies. This expertise will be key to the combined business strategy as these developments are accelerated to enhance the product portfolio sold through direct sales channels.

- The two companies both have well-established and complementary corporate relationships. These include Ethicon, Inc., Guidant Corporation, C.R. Bard and Ethicon Endo-Surgery (Ethicon, Inc. and Ethicon Endo-Surgery are subsidiaries of Johnson & Johnson).

-    The experienced and proven management team at Everest will remain in place.

MARK GOBLE, Managing Director of Gyrus, commented on the Transaction:

"STRUCTURED AS AN ACQUISITION, THIS TRANSACTION FEELS MORE LIKE A MERGER. WE SHARE THE SAME GOALS, WE BOTH KNOW WHERE THE OPPORTUNITIES ARE TO BUILD SIGNIFICANT VALUE AND WE KNOW HOW TO ACHIEVE THAT VALUE. THE COMBINATION OF A TECHNOLOGY-LED BUSINESS WITH A WELL ESTABLISHED, GROWING AND PROFITABLE SALES OPERATION THAT UNDERSTANDS TECHNOLOGY POSITIONING IN THE KEY US MARKET IS A POWERFUL FORMULA FOR SUCCESS."

JOHN SHANNON, Chairman, President and Chief Executive Officer of Everest added:

"THE BENEFITS OF THIS MERGER ARE COMPELLING AND PROFOUND. GYRUS AND EVEREST ARE BOTH ACKNOWLEDGED LEADERS IN RF SURGICAL SOLUTIONS FOR MINIMAL ACCESS SURGICAL MARKETS. THIS TRANSACTION REPRESENTS AN UNUSUALLY STRONG FIT, WITH OUTSTANDING TECHNOLOGY AND DISTRIBUTION SYNERGISTIC POTENTIAL AND VIRTUALLY NO OVERLAP. THIS IS A UNIQUE OPPORTUNITY FOR OUR EMPLOYEES AND THE EVEREST DISTRIBUTION NETWORK TO ENHANCE OUR PRODUCT PORTFOLIO WITH ADDITIONAL INNOVATIVE, PROPRIETARY PRODUCTS TO MEET THE NEEDS OF BOTH ESTABLISHED AND NEW MARKETS."

-------------------------------------------------------------------------------

ENQUIRIES:

------------------------------------------------------------- -----------------------------------------------------------
GYRUS GROUP PLC                                               Tel:     01222 300100
Dr Mark Goble, Managing Director                              Fax::    01222 300101
John Bradshaw, Finance Director                               Email: john.bradshaw@Gyrus.co.uk
(Analyst, broker and shareholder enquiries)
------------------------------------------------------------- -----------------------------------------------------------
EVEREST MEDICAL CORPORATION                                   Tel:     001 612 473 6262
John Shannon, Chairman, President and Chief Executive         Fax::    001 612 473 6465
Officer                                                       Email: johns@everestmedical.com
------------------------------------------------------------- -----------------------------------------------------------
NOMURA INTERNATIONAL PLC                                      Tel:     0171 521 2000
David Porter, Head of Healthcare Corporate Finance            Fax::    0171 521 3699
Charles Spicer, Director, Healthcare Corporate Finance        Email: charles.spicer@nomura.co.uk
------------------------------------------------------------- -----------------------------------------------------------
JEAN GARON PR                                                 Tel:     01628 483040
Press enquiries                                               Mobile:  0836 227446
                                                              Fax::    01628 486796
                                                              Email: jean@garonpr.demon.co.uk
------------------------------------------------------------- -----------------------------------------------------------

AN ANALYSTS' MEETING WILL BE HELD TODAY AT 10.30 AM AT THE OFFICES OF ASHURST MORRIS CRISP, 5 APPOLD STREET, LONDON EC2

         GYRUS GROUP PLC ANNOUNCES AGREEMENT TO ACQUIRE EVEREST MEDICAL
               CORPORATION AND ASSOCIATED PLACING AND OPEN OFFER

The Boards of Directors of Gyrus Group PLC ("Gyrus") and Everest Medical Corporation ("Everest") announce today that they have signed a definitive agreement for Gyrus to acquire Everest in a transaction that values Everest at approximately $51.6 million (L32.3 million) or $4.85 per share of common stock of Everest on a fully diluted basis (the "Transaction"). The Transaction is subject, INTER ALIA, to financing and the approval of both companies' shareholders.

Based in Minneapolis, Minnesota, Everest is a leader in bipolar radio frequency ("RF") technology for minimal access surgery and is listed on NASDAQ. Everest operates a 105 strong independent US sales force from its headquarters in Minneapolis, a major global centre of medical excellence, where it also develops and manufactures its proprietary bipolar instruments.

In the financial year ended 31st December 1999, Everest had sales of $12.6 million (1998: $10.7 million), gross profits of $6.4 million (1998: $5.2 million) and net pre-tax income of $1.4 million (1998: $0.67 million). At 31st December 1999, Everest had net assets of $3.9 million. Everest sales increased by 18% in 1999 and this growth has continued in the first part of the current year.

REASONS FOR THE ACQUISITION

Both companies are acknowledged leaders in bipolar RF technologies for the minimal access surgery markets. Gyrus has to date concentrated on the arthroscopic, hysteroscopic and urology markets. Everest has developed a strong reputation in the laparoscopic, minimal access cardiac surgery and gastroenterology markets. Both companies commercialise their products using a mix of licence agreements, corporate partnerships and direct sales. Gyrus has direct European sales of own-branded products in urology while Everest has direct US sales of own-branded products, primarily in the laparoscopic market.

COMPLEMENTARY MARKETS

The affinity of Gyrus' and Everest's products, their value-added positioning in the market, the underlying technologies, customer base and geographical distribution are naturally synergistic, with virtually no overlap. These synergies provide a strong base for higher margin growth in a global market for minimal access products estimated to reach $5 billion by 2001. The transaction provides Gyrus with a route to market in the US for business opportunities it intends to pursue through direct sales and marketing operations. The Directors believe that the strengths of the two companies are very complementary and not only broaden the geographical distribution of own-brand products but also the portfolio of corporate partners to include Ethicon Endo-Surgery, Guidant and C.R. Bard.

COMPLEMENTARY TECHNOLOGY

The Directors of Gyrus believe that Gyrus and Everest have very complementary technology competencies. Gyrus has expertise in RF generator development and procedure specific instrument design as a system solution to market needs. Everest has an in-depth understanding and expertise in intricate bipolar instrument design providing multiple functions from a single instrument. Both technologies are positioned in the minimal access surgical markets as improving both clinical and economic outcomes.

COMPLEMENTARY SALES AND MARKETING

Everest uses a network of 105 independent medical sales professionals in the US to sell its own-brand products into the general and gynaecological laparoscopy markets. The principal end customer is the surgeon, as it is with Gyrus' products. This network can form the basis for establishing distribution in other speciality sectors, by a combination of re-direction and addition of resource. Gyrus is building a similar network in Europe, currently selling its own-brand product to the urology market. Everest is clearly focused on the US market with limited sales in Europe. Gyrus can, by a similar process of re-direction and addition of resource, broaden the speciality coverage in Europe.

CORPORATE PARTNERS

Gyrus has a well-established relationship with Ethicon, Inc., in the arthroscopy and hysteroscopy markets, to which Everest adds relationships with Guidant Corporation in cardiac surgery, a non-exclusive supply agreement with Ethicon Endo-Surgery in laparoscopy and one with C.R. Bard for gastroenterology.

INTELLECTUAL PROPERTY

Everest has a broad patent portfolio covering the field of bipolar electrosurgery primarily focused on instruments with mechanical features to improve functionality and manipulation of tissues. Gyrus' intellectual property is complementary to that of Everest; in particular it involves the interaction of instrument design with control and performance features of the RF generator. The Directors of Gyrus believe that this combined know-how should result in a broadening and strengthening of this portfolio.

MANUFACTURING

Gyrus and Everest operate using similar manufacturing, quality systems and regulatory approval strategies, both companies are ISO 9001 approved, both have been successfully audited by the FDA and both are qualified suppliers to J&J. The principal route to market for both companies in the USA is through the FDA 510(k) approval process and, in Europe, both use the self-certification route to approval and application of the CE mark.

TRANSACTION STRUCTURE

The Transaction is to be accomplished by a merger of Everest with a newly incorporated US subsidiary of Gyrus. As a result of this merger, the separate legal existence of Everest will cease. For each share of Everest common stock, Gyrus will pay $4.85 on a fully diluted basis. This price represents a premium of 24.0% on the closing price of Everest of $3.91 on 18th February 2000 and a premium of 150.0% on the closing price of Everest of $1.94 on 31st December 1999.

To fund the cost of the Transaction and the associated expenses and to accelerate technology development for the combined companies (the "Enlarged Group"), Gyrus proposes to raise approximately L40 million by way of a placing and open offer of Gyrus shares. Full details of the Transaction and the placing and open offer will be set out in a circular to shareholders that is expected to be published in March with completion of the placing and open offer expected in April.

As an alternative to the merger, Gyrus may instead launch a cash tender offer, fully underwritten by Nomura International plc, for Everest in March immediately following the placing and simultaneous with the open offer at the same price.

Following the merger, the Enlarged Group would have a market capitalisation of approximately L149 million based on the closing price on the London Stock Exchange of Gyrus shares on 22nd February 2000 (excluding any discount applied at the placing and open offer).

The Transaction is subject, inter alia, to a minimal level of acceptance of the cash tender offer by Everest's shareholders or approval by Everest's shareholders, if Gyrus does not pursue a tender offer, the approval of the Transaction by Gyrus' shareholders, the completion of the placing and open offer and the admission of the new Gyrus shares to the Official List of the London Stock Exchange.

Nomura International plc is advising Gyrus on the Transaction and the placing. The placing will be arranged by Nomura in association with WestLB Panmure, the Company's brokers.

STRATEGY OF THE ENLARGED GROUP

The strategy of the Enlarged Group will be to sustain growth from a consolidated leadership position in innovative bipolar electrosurgery systems for minimal access surgery markets. To achieve this, the strategy will continue to be based on a combination of licensing agreements, regional distribution networks and a direct sales force in selected markets and territories. The combined resources of the two companies will be prioritised to expand the range of own-brand products and the global distribution of those products in laparoscopy, urology and other selected speciality markets. The markets of arthroscopy, hysteroscopy, cardiovascular surgery and gastroenterology will be served using established corporate relationships and, where appropriate, the scope of products sold through these relationships will be expanded to include those developed using the combined know-how of the two companies.

It is intended that the businesses of Gyrus and Everest will each retain the scope of their current operations with subsequent expansion based on leveraging the respective competencies of the two companies. It is anticipated that all existing managers and employees of Gyrus and Everest will be retained and that the number of employees at each site will increase as the integration and combined business strategy are implemented.

On completion of the acquisition, the Enlarged Group will have approximately 296 employees.

CHANGE OF YEAR-END

On conclusion of the Transaction, the Enlarged Group will adopt the fiscal year of Everest. This will require Gyrus to change from year ending 30th June to 31st December. The change will align the fiscal year of the Enlarged Group with those of its corporate partners. This will considerably improve the integration of strategic business planning and sales forecasting with corporate customers who currently fix their annual targets in the third calendar quarter, one quarter after the Directors of Gyrus currently close the planning cycle.

Currency conversion rate L1 = US$ 1.60

NO OFFER OR INVITATION TO ACQUIRE SECURITIES IN GYRUS OR EVEREST IS BEING MADE NOW NOR ARE OFFERS BEING SOLICITED. ANY SUCH OFFER OR INVITATION WILL ONLY BE MADE IN OFFERING DOCUMENTATION TO BE PUBLISHED IN DUE COURSE AND ANY SUCH ACQUISITIONS SHOULD BE MADE SOLELY ON THE BASIS OF THE INFORMATION CONTAINED IN SUCH OFFERING DOCUMENTATION.

NOTES TO EDITORS:

EVEREST MEDICAL CORPORATION

Everest designs, develops, manufactures and markets advanced electrosurgical instrumentation. Everest's bipolar electrosurgical instruments have been developed specifically to cut, seal and manipulate tissues during minimal access surgical procedures.

Everest was incorporated in Minnesota in 1983. Since then, Everest has developed extensive expertise in the control and containment of bipolar RF energy to affect both surgical cutting and coagulation of vascular tissues in a variety of surgical and interventional procedures. These instruments are now developed to be compatible with a range of RF generators sold by third parties, thereby leveraging a large installed base.

Everest commercialises its products through a combination of corporate marketing alliances, and a US network of 105 independent medical sales professionals managed through regional sales managers. Everest's principal corporate partners are Guidant Corporation, Ethicon Endo-Surgery and C.R. Bard. Markets and customers served by products which broadly comprise the older, single function, bipolar instruments have been defined by Everest as mature businesses, including the gastroenterology business with C.R. Bard and the laparoscopy products sold through Ethicon Endo-Surgery. Those served by the new multi-functional instrument technologies have been defined as growth businesses, including Everest's own brand products sold to the laparoscopic markets and the minimal access cardiac surgery products sold through Guidant Corporation.

Everest's common stock is traded on the NASDAQ Small-Cap Market under the ticker symbol EVMD.

In the financial year ended 31st December 1999, Everest had sales of $12.6 million, gross profits of $6.4 million and net pre-tax income of $1.4 million. Everest employs approximately 106 people at its headquarters and manufacturing plant in Minneapolis, US.

Everest's website is http://www.everestmedical.com.


GYRUS GROUP PLC

Gyrus has been at the forefront of an evolution in technologies developed for the surgical treatment of diseases using minimal access techniques for the last five years. PlasmaKinetic surgery - the name given by Gyrus to the application of their new radio-frequency energy delivery technology - can be uniquely controlled to remove and modify body tissues using minimal access techniques. PlasmaKinetic surgery has been rapidly adopted over the two and a half years since it was first introduced, having been used to perform over 300,000 procedures world-wide.

The first PlasmaKinetic I (PK I) system, the VAPR-Registered Trademark-arthroscopy system, was launched by Gyrus and Ethicon, Inc., a Johnson & Johnson company, in the second quarter of 1997 since when approximately 3,000 systems have been installed. Two new instrument forms were introduced during 1998 and a small diameter form for treating knee cartilage in H2 1999. In September 1999, Gyrus announced a $6M investment by J&J to accelerate the development of the VAPR system. The first products developed under this investment were launched in January this year.

The second PK I system, the VersaPoint-Registered Trademark- hysteroscopic system, was launched shortly afterwards by Gynecare, Inc. Gynecare was subsequently acquired by Ethicon, Inc., which now promotes the system through its Women's Healthcare division. Gyrus has subsequently announced the launch of additions to the range to help accelerate the conversion from open surgery to the minimally invasive hysteroscopic treatment for excessive menstrual bleeding. Further developments of the VersaPoint system are anticipated during the second half of the year.

The third PK I system, the Gyrus-Registered Trademark- Endourology System for the treatment of enlarged prostate glands was launched in the second quarter of 1998. Gyrus sells the system under its own name in Europe. Results obtained from over 500 cases endorse the clinical and economic benefits of the system. Surgeons have nonetheless been cautious about committing without substantial clinical data. From the positive reaction to outcomes data presented at recent surgical meetings, the Directors anticipate a steady increase in sales volumes during the second half of the year. In June 1999 FDA 510(k) approval was received and negotiations with two potential US partners are now at an advanced stage following evaluations performed at six key centres in the US.

Gyrus is currently developing its PlasmaKinetic II (PK II) technology designed for use in minimal access surgical procedures performed in air or under gaseous distension. Systems based on PK II technology are being or will be developed to address five major surgical speciality markets:

-     Cosmetic Surgery;
-     Laparoscopy;
-     ENT/Head and Neck Surgery;
-     Minimal Access Cardiovascular Surgery; and
-     Gastroenterology.

The PK II technology is in part derived from technological advances in the telecommunications industry using high performance semiconductors. These advances allow the delivery of electrosurgery wherein the circuit running from the tip of the instrument to the tissue and back through the instrument to the generator is completed by electromagnetic coupling, rather than by the conductive fluid employed in the PK I technology. The Directors believe that this preserves many of the performance advantages of the PK I technology including the rapid removal, contouring and cutting of tissues during minimal access surgical procedures.

Pre-clinical trials on two PK II technology system configurations, one for cosmetic surgery and one for laparoscopic surgery, commenced in March 1999. Further trials have subsequently been conducted to support a planned launch of the first PK II system in Q4 2000.

In the last financial year to 30th June 1999, Gyrus was able to report a 65% leap in turnover (L9.4 million from L5.7 million), along with a sharp drop in pre-tax losses (L2.5 million from L4 million). In the six months to 31st December 1999 turnover rose by 31% (L5.3 million from L4 million) with a 20% fall in pre-tax losses (L0.9 million from L1.1 million).

Gyrus employs 190 people at its headquarters and manufacturing plant near Cardiff, Wales. The plant includes a 3,000sq. ft. Class 10,000 clean room where the single use disposables for use with PLASMAKINETIC systems are produced. A new 40,000sq.ft. headquarters has been developed on an adjacent site and will be occupied in a phased programme to be completed towards the end of 2000, once the new clean room is commissioned.

Gyrus Group PLC has its UK headquarters at Fortran Road, St. Mellons, Cardiff, Wales CF3 0LT. Tel: (01222) 300100, fax: (01222) 300101. You can also visit the company on the web at: www.Gyrus.co.uk



         IMPORTANT INFORMATION: WE HAVE NOT YET COMMENCED THE TENDER OFFER DESCRIBED IN THIS ANNOUNCEMENT. UPON THE COMMENCEMENT OF ANY TENDER OFFER, THE OFFEROR WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. IF A TENDER OFFER IS COMMENCED, YOU SHOULD READ THE TENDER OFFER STATEMENT THAT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. OR, IF A TENDER OFFER IS COMMENCED, YOU MAY OBTAIN THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov AT NO CHARGE. AT SUCH TIME A TENDER OFFER IS COMMENCED, IF YOU REQUEST A COPY OF ANY OF THE TENDER OFFER STATEMENT (EXCLUDING EXHIBITS), THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY THAT WE WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION, THEN WE WILL SEND TO YOU THE COPIES THAT YOU REQUESTED AT NO CHARGE WHEN THEY ARE AVAILABLE. YOU SHOULD DIRECT A REQUEST FOR SUCH COPIES AT THE APPROPRIATE TIME TO MACKENZIE PARTNERS, INC., 156 FIFTH AVENUE, NEW YORK, NY 10010, (212) 929-5500 (CALL COLLECT) OR (800) 322-2885 (CALL TOLL FREE).